1801 California Street, Suite 5200 Denver, Colorado 80202

December 11, 2019

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-19-262688) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on October 4, 2019. The purpose of the Amendment is to register Transamerica Emerging Markets Opportunities (the “Fund”), a new series of the Registrant. The Fund will offer Class A, Class C, Class I, Class R, Class R3, Class R4, Class R6 and Class I2 shares. The Staff’s comments were conveyed to the Registrant in writing on November 7, 2019.

The Staff noted that all comments to the Fund’s summary section also generally apply to the disclosure with respect to the section titled “More on the Fund’s Strategies and Investments,” as well as “More on the Risks of Investing in the Fund,” as applicable. In addition, it was noted that, as relevant, all comments generally apply to each of the Retail, Class R and Class R4, Class R3 and Class I2 Prospectuses of the Fund.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Prospectus Comments:

1.	Cover: Please update the ticker symbols for the Fund.

Response: The Registrant has updated the ticker symbols for the classes of the Fund.

2.

Fees and Expenses: If any of the classes are clean shares, please modify the narrative explanation to the fee table to state that investors may pay brokerage commissions on their purchases and sales of a class of shares of the Fund, which are not reflected in the example. See FAQ on IM Guidance Update 2016-06.

Response: The Registrant does not currently market any of the Fund’s shares as clean shares.

3.

Fees and Expenses – Annual Fund Operating Expenses: Please confirm that all bracketed or missing information will be supplied in the Rule 485(b) filing, and provide the completed fee tables in the response letter to these comments at least five days prior to the Fund’s Rule 485(b) filing.

Response: The Registrant so confirms. The completed fee tables are attached as Appendix A.

4.

Principal Investment Strategies: Please clarify that “securities” refers to “equity securities” in the sentence “Wellington Management Company LLP (the “sub-adviser”), will invest at least 80% of the fund’s net assets (plus the amount of borrowings, if any, for investment purposes) in securities (including American Depository Receipts (“ADRs”), Global Depository Receipts (“GDRs”) and European Depository Receipts (“EDRs”)) of companies that are located and/or conduct substantial business activities in emerging markets, including frontier markets.”

Response: The Registrant has made changes consistent with the Staff’s comment.

5.

Principal Investment Strategies: The Staff notes that the Fund invests in convertible securities. Accordingly, if the Fund invests or expects to invest in contingent convertible securities (“CoCos”), please review the disclosure and revise as appropriate. Additionally, if CoCos are or will be a principal type of investment, please provide a description and the appropriate corresponding risk disclosure, as well as explain supplementally whether the Fund intends to invest or currently invests in CoCos and the current amount of such investment.

Response: The Registrant confirms that the Fund does not intend to invest in CoCos.

6.	Principal Investment Strategies/Principal Risks: Please add “Convertible Securities” risk disclosure to the principal risks section of the Fund.

Response: The Registrant has made changes consistent with the Staff’s comment.

7.	Principal Investment Strategies: Please add the market capitalization range for the MSCI Emerging Markets Index as of a recent date.

Response: The following has been added to the Fund’s principal investment strategy disclosure:

The market capitalization range of the MSCI Emerging Markets Index was $79 million to $5.6 billion, as of October 31, 2019, and is expected to change frequently.

8.

Fees and Expenses – Annual Fund Operating Expenses: Supplementally, please confirm that, in accordance with Item 3, Instruction 3(f) if “acquired fund fees and expenses” (“AFFE”) exceed 0.01% of the average net assets of the Fund, the Fund will include a line item in the Fee Table for AFFE.

Response: The Registrant so confirms.

9.

Principal Investment Strategies/Principal Risks: The Staff notes that the Fund’s principal investment strategies state that the Fund may enter into derivative transactions involving equity swaps. Please consider adding risk disclosure specifically related to those instruments to the Fund’s Principal Risks section.

Response: The Registrant notes that “Derivatives” risk is included in both the Fund’s Principal Risks and More on Risks of Investing in the Fund sections of the prospectus, and that specific disclosure relating to equity swaps is located in the “Derivatives” risk contained in the More on Risks of Investing in the Fund section.

10.	Principal Investment Strategies/Principal Risks: Please disclose what percentage of the Fund’s investments will be in China A shares.

Response: The Registrant notes that the Fund does not have a specific limit on the percentage of its investments in China A shares. It is expected that the Fund’s investments in China A shares will develop and evolve as markets change over time. As such, the Registrant respectfully declines to include a specific limit.

11.

Principal Risks: The Staff notes that, in accordance with the remarks of Dalia Blass on October 16, 2018 and the SEC’s Division of Investment Management Guidance, risk disclosure should be listed in order of significance.

Response: The Registrant has made certain changes in response to the Staff’s comment.

12.	Principal Risks: Please tailor the “Derivatives” risk to the specific derivatives (i.e. futures and equity swaps) that the Fund will utilize.

Response: Please see the Registrant’s response to Comment 9.

13.

Principal Investment Strategies/Principal Risks: As the Fund includes “Liquidity” risk as a principal risk, please specify the types of illiquid investments in which the Fund will invest. Additionally, with respect to the disclosure in “Liquidity” risk that “As a general matter, dealers recently have been less willing to make markets for fixed income securities,” the Staff notes that there is no corresponding disclosure regarding fixed income securities in the Fund’s principal investment strategies. Please confirm that this disclosure remains appropriate for the Fund.

Response: The Registrant notes that, while the Fund is not targeting particular types of illiquid investments, certain of the Fund’s investments may be illiquid at the time of investment or may become illiquid following investment by the Fund. The Registrant further confirms for the Staff that the Fund does not intend to invest to any significant extent in fixed income securities, and will consider revising the “Liquidity” risk in connection with the Registrant’s upcoming annual update.

14.	Principal Risks: With respect to the “Market” risk, please update the disclosure to reflect the current state of the markets.

Response: The Registrant has made changes consistent with the Staff’s comment.

15.	Principal Investment Strategies/Principal Risks: Please confirm whether the Fund will invest in fixed income-based ETFs as noted in the “Underlying Exchange-Traded Funds” risk.

Response: Please see the response to Comment 13. The Registrant will consider revising the “Underlying Exchange-Traded Funds” risk in connection with the Registrant’s upcoming annual update.

16.	Performance: Please identify the broad-based index that the Fund intends to use as its primary benchmark.

Response: The Registrant notes that the Fund’s primary benchmark index is the MSCI Emerging Markets Index.

17.

Principal Strategies and Risks: The Staff notes the Principal Strategies and Principal Risks sections of the prospectus are lengthy. In addition, the Item 4 and Item 9 disclosure should not be identical. Please consider revising the Principal Strategies and Principal Risks sections for brevity. The Staff notes that enhanced strategy and risk disclosure should be more fully disclosed in the sections titled “More on the Fund’s Strategies and Investments” and “More on Risks of Investing in the Fund” under Item 9 of Form N-1A.

Response: The Registrant notes that there are differences between the Item 4 and Item 9 strategy disclosures. The Registrant has made certain changes to the Item 4 risk disclosures in response to the Staff’s comment.

18.	More on Each Fund’s Strategies and Investments: Please disclose as to the investment objective of the Fund whether it can be changed without a shareholder vote as required by Item 9(a) of Form N-1A.

Response: The Registrant notes that such disclosure already appears in the sub-section of “Features and Policies” referred to as “Additional Information”.

19.	More on Each Fund’s Strategies and Investments: Please disclose how the sub-adviser determines which securities to buy and sell consistent with the requirements of Item 9(b)(2) of Form N-1A.

Response: The Registrant has made changes in response to the Staff’s comment.

20.

More on Risks of Investing in the Funds: The Staff notes that certain risks are not summarized in Item 4. Additionally, please revise the sentence “The following provides additional information regarding the principal risks of investing in the fund”, as disclosure in response to Item 9(c) must be described in detail instead of qualified as additional information.

Response: The Registrant notes that certain risks are not considered Principal Risks, but are considered risks of investing in the Fund; accordingly, these are disclosed in the More on Risks of Investing in the Fund section. In addition, the Registrant has made certain changes to the sentence noted in response to the Staff’s comment.

21.

More on Risks of Investing in the Funds: The Staff notes that “futures and equity swaps” are the only type of derivative investment discussed in the Fund’s principal investment strategies. Please revise the “Derivatives” risk so that the disclosure only contains derivative investments that are relevant to the Fund’s investment strategy.

Response: The Registrant notes that the Fund will soon be included in a combined statutory prospectus, and therefore wishes to maintain the broader “Derivatives” risk.

22.	Selling Shares: Please disclose additional detail whether an in-kind redemption would be a pro-rata slice of portfolio assets, individual securities, or a representative securities basket.

Response: The Registrant believes the current disclosure regarding redemptions in-kind contains sufficient detail. The Registrant further notes for the Staff that additional disclosure regarding redemptions in-kind is included in the Statement of Additional Information.

23.

Choosing a Share Class - Selling Shares: Please consider describing more fully the methods the Fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions.

Response: The Registrant believes the current disclosure regarding the methods the Fund uses to typically meet redemptions is sufficiently clear.

24.

Features and Policies: Please consider moving the disclosure relating to “the investment objective of each fund being changed without a shareholder vote” to Item 9 strategies and risks section as required by Item 9(a) of Form N-1A.

Response: The Registrant considers the current location of the disclosure to be appropriate, but will consider relocating the disclosure in connection with its next annual update.

25.

Features and Policies: Please consider deleting the following disclosure under the heading “Additional Information”, as the Staff notes that rights conferred by federal or state securities laws cannot be waived, whether explicit or not:

“Neither this prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder, other than any rights conferred ~~explicitly~~ by federal or state securities laws that may not be waived.”

Response: The Registrant has made changes consistent with the Staff’s comment.

SAI Comments:

26.	Cover: Please remove the following sentence from the cover of the Statement of Additional Information since there are no financials relating to the new Fund:

“The Annual Reports (when available) contain financial statements that are incorporated herein by reference.”

Response: The Registrant has made changes consistent with the Staff’s comment.

27.

Additional Information about Fundamental Investment Policies: Please explain supplementally to the Staff the meaning of the following disclosure, “[t]here will also be no limit on investment in issuers based solely on their domicile in a single jurisdiction or country as an issuer’s domicile will not be considered an industry for purposes of the policy. A type of investment (e.g., equity securities, fixed income securities, investment companies, etc.) will not be considered to be an industry under the policy.” The Staff also notes the added examples of equity, fixed income etc. The Staff requests clarification since an investment can be concentrated in an industry regardless of whether it is composed of equity, fixed income etc.

Response: With respect to the sentence concerning no limits based solely on a particular issuer’s domicile, the Registrant considers the current disclosure to be sufficiently clear as it explains that an issuer’s country of domicile will not be taken into account for the purposes of determining that issuer’s industry categorization. For example, the Registrant would view Bayerische Motoren Werke (or “BMW”), a German car manufacturer, to be an issuer in the auto industry for purposes of the concentration policy. However, the Registrant would not view BMW to be categorized as issuer in the “German” or “Germany” industry.

With respect to the sentence concerning types of investment not being considered an industry for purposes of the Registrant’s concentration policy, the Registrant is simply clarifying that a particular fund’s investment in a particular type of security (i.e., equities, fixed-income securities or other investment companies) will not on its own be considered an industry for purposes of the policy.

28.

Additional Information about Fundamental Investment Policies: Please revise the phrase, “For purposes of determining compliance with its concentration policy, the fund will consider the holdings of any underlying Transamerica-sponsored mutual funds in which the fund invests.” The Staff notes that the Fund needs to consider holdings of each “unaffiliated” investment company as well.

Response: The Staff’s comment has been noted and the Registrant will consider revising the section in connection with the next annual update.

29.

Additional Information about Fundamental Investment Policies: Please revise the sentence, “The funds have been advised by the SEC staff that the staff currently views securities issued by a foreign government to be in a single industry for purposes of calculating applicable limits on concentration.” The Staff notes that the Fund needs to state its own policy as to securities issued by foreign governments.

Response: The Staff’s comment has been noted and the Registrant will consider revising the section in connection with the next annual update.

30.	Investment Management and Other Services: Please include the business address of the Trust’s independent public accounting firm and note the services performed.

Response: The Registrant has made changes consistent with the Staff’s comment.

Part C Comments:

31.	Please file the Fund’s Investment Management Agreement and Investment Sub-Advisory Agreement.

Response: The Registrant confirms it will provide the applicable exhibits upon filing Part C pursuant to Rule 485(b).

32.	The Staff notes that a Legal Opinion is required for the new Fund.

Response: The Registrant confirms it will include the legal opinion as an exhibit to the Rule 485(b) filing.

Please direct any comments or questions concerning this filing to the undersigned at 727-299-1844.

Very truly yours,

Transamerica Asset Management, Inc.

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Senior Counsel

APPENDIX A

Fee Tables - Transamerica Emerging Markets Opportunities

Class	A	C	I	R6	R	R4	I2	R3
Management fees	0.83%	0.83%	0.83%	0.83%	0.83%	0.83%	0.83%	0.83%
Distribution and service (12b-1) fees	0.25%	1.00%	0.00%	0.00%	0.50%	0.25%	0.00%	0.25%
Other expenses[1]	0.10%	0.10%	0.20%	0.11%	0.10%	0.11%	0.11%	0.25%
Acquired fund fees and expenses[2]	0.02%	0.02%	0.02%	0.02%	0.02%	0.02%	0.02%	0.02%
Total annual fund operating expenses	1.20%	1.95%	1.05%	0.96%	1.45%	1.21%	0.96%	1.35%
Fee waiver and/or expense reimbursement[3]	0.00%	0.00%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.20%	1.95%	1.00%	0.96%	1.45%	1.21%	0.96%	1.35%

[1]	Other expenses are based on estimates for the current fiscal year.
[2]	Acquired fund fees and expenses are estimated and reflect the fund’s pro rata share of the fees and expenses incurred by investing in other investment companies.
[3]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2021 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 1.55% for Class A shares, 2.30% for Class C shares, 0.98% for Class I shares, 0.95% for Class R6 shares, 1.80% for Class R shares, 1.55% for Class R4 shares, 0.95% for Class I2 shares and 1.70% for Class R3 shares, excluding, as applicable, acquired fund fees and expenses, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2021 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class. A class may reimburse TAM only if such reimbursement does not cause, on any particular business day of the fund, the class’s total annual operating expenses (after the reimbursement is taken into account) to exceed the applicable limits described above or any other lower limit then in effect.